Brandon Lombardi
Tel. 602.445.8335
Fax. 602.445.8679
LombardiB@gtlaw.com
April 26, 2010
VIA FACSIMILE (202-772-9204)
Securities and Exchange Commission
Mail Stop 3561
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Beverly Singleton

Re:	Roadrunner Transportation Systems, Inc. Amendment No. 5 to Registration Statement on Form S-1 File No. 333-152504 Filed on April 23, 2010
Dear Ms. Singleton:
     We express our appreciation for your continued assistance with the Registration Statement on Form S-1 of Roadrunner Transportation Systems, Inc. (the “Company”). On behalf of the Company, we are writing to respond to your request for supplemental support per our conversation on Monday, April 26, 2010 at approximately 12:30 p.m., Eastern time.
The Offering, page 6
     Pursuant to your request, the Company respectfully informs you that the number of shares of the Company’s common stock to be outstanding after the offering is calculated as set forth in the section entitled “Newly Issued Common Stock (Share Count)” on the attached Appendix I.
Summary Consolidated Financial and Other Data, page 7
     Pursuant to your request, the Company will revise the “Weighted average common stock outstanding” information to correct the transposition of numbers so that the information correctly states that the Company’s basic and diluted weighted average common stock outstanding is 15,109,830, as set forth on the attached Appendix II.
Use of Proceeds, page 18
     Pursuant to your request, the Company will revise the “Use of Proceeds” section of the prospectus and elsewhere as applicable to clarify that the prepayment penalty of approximately $10.6 million assumes an offering date of May 10, 2010, as set forth on Appendix II.

Securities and Exchange Commission
Attention: Beverly Singleton
April 26, 2010

Capitalization, page 19
     Pursuant to your request, the Company has set forth on the attached Appendix I the calculation of ‘Total debt,’ ‘Newly issued common stock,’ ‘Additional paid-in capital,’ and ‘Retained deficit.’ In addition, the Company has included a proposed hand mark-up of the “Capitalization” table reflecting the appropriate changes to that section in the attached Appendix II.
Dilution, page 21
     Pursuant to your request, the Company has set forth on the attached Appendix I the calculation of the Company’s pro forma net tangible book deficit as of December 31, 2009.
* * * *
     Your continued prompt attention to the enclosed is greatly appreciated. If you have any questions regarding the Company’s responses, please do not hesitate to contact me at (602) 445-8335 or Bruce Macdonough of our office at (602) 445-8305.
Sincerely,
/s/ Brandon Lombardi
Brandon Lombardi
For the Firm

cc:	Mark DiBlasi

APPENDIX I
Dilution (as of 12/31/09)
($ in thousands, except per share values)

		Merger	As Adjusted	Offering	As Adj. for
	RRTS	Adjustments	for Merger	Adjustments	IPO/Merger

Net Tangible Book Value:
Total Assets	$290,835	$39,851	$330,686	$(2,260)	$328,426
Less: Goodwill	210,834	33,837	244,671	—	244,671
Less: Other intangibles	630	424	1,054	—	1,054

Less: Total Liabilities	$171,894	$21,098	$192,992	$(110,680)	$82,312

Net Tangible Book Value	$(92,523)	$(15,508)	$(108,031)	$108,420	$389

Pro forma common stock outstanding	17,192,595	3,091,515	20,284,110	9,000,000	29,284,110

Net tangible book value per share	($5.38)	$0.06	($5.33)	$5.34	$0.01

Share Count
(12/31/09)
Redeemable common stock	259,806
Series B convertible preferred stock	2,082,766 (a)
Class A common stock	14,567,521
Class B common stock	282,502

Total	17,192,595

Note:

(a)	Includes the conversion of accrued and unpaid dividends as of December 31, 2009.
Newly Issued Common Stock (Share Count)

			At Assumed
			Offering Date
	At 12/31/09		of 5/10/10
Series B convertible preferred stock	2,082,766	(a)	2,195,307	(b)
Class A common stock	14,567,521		14,567,521
Class B common stock	282,502		282,502
Primary shares offered	9,000,000		9,000,000

‘Newly issued common stock’ as adjusted for the offering	25,932,789	(c)	26,045,330	(c)

Plus: Exchange of GTS Shares	3,091,515		3,230,324	(d)

‘Newly issued common stock’ as adjusted for the offering and GTS merger	29,024,304	(c)	29,275,654	(c)

Plus: Redeemable common stock			259,806

Common stock to be outstanding after this offering (e)			29,535,460

Note:

(a)	Includes the conversion of accrued and unpaid dividends as of December 31, 2009.

(b)	112,541 shares of our common stock will be issued upon the conversion of dividends that accrue on our Series B preferred stock from December 31, 2009 through an assumed offering date of May 10, 2010.

(c)	Excludes 259,806 shares of redeemable common stock.

(d)	Includes 138,809 shares that are attributable to an acquisition-related increase in outstanding GTS shares subsequent to December 31, 2009.

(e)	As reflected on page 6 of the prospectus under ‘The Offering’.

APPENDIX I (CONT’D)
Total Debt
($ in thousands)

		Offering Adjustments				Merger and New Credit Facility Adjustments
			Unaccreted	Prepayment						Refinancing of
		Application of	Discount on	Penalty on						Existing Credit	As Adjusted
		Primary	Junior	Junior						Facility with	for Offering
	RRTS	Offering	Subordinated	Subordinated	As Adjusted	GTS	Use of RRTS	Transaction	Refinancing	New Credit	and GTS
	Actual	Proceeds	Notes	Notes	for Offering	Actual	Restricted Cash	Fees	Fees	Facility	Merger
Credit facility	$70,160	$(65,600)	$2,958	$9,862	$17,380	$10,875	$(4,066)	$—	$—	$(24,189)	$—
Senior subordinated notes	41,134	(41,134)	—	—	—	—	—	—	—	—	—
Junior subordinated notes	16,766	(16,766)	—	—	—	—	—	—	—	—	—
New credit facility	—	—	—	—	—	—	—	3,500	1,000	24,189	28,689

Total Debt	$128,060	$(123,500)	$2,958	$9,862	$17,380	$10,875	$(4,066)	$3,500	$1,000	$—	$28,689
Additional Paid-In Capital
($ in thousands)

		Offering Adjustments			Merger and New Credit Facility Adjustments
		Application of	Value					As Adjusted
		Primary	Adjustment of			Exchange of		for Offering
	RRTS	Offering	Redeemable	As Adjusted	GTS	GTS Shares for	Transaction	and GTS
	Actual	Proceeds	Common Stock	for Offering	Actual	RRTS Shares	Fees	Merger
Additional paid-in capital	$103,698	$137,341	$(2,157)	$238,882	$22,135	$(30)	$(3,500)	$257,487
Retained Earnings
($ in thousands)

		Offering Adjustments				Merger and New Credit Facility Adjustments
			Unaccreted	Prepayment
			Discount on	Penalty on				As Adjusted
		Write-off of	Junior	Junior			Write-off of	for Offering
	RRTS	RRTS Debt	Subordinated	Subordinated	As Adjusted	GTS	GTS Debt	and GTS
	Actual	Issue Costs	Notes	Notes	for Offering	Actual	Issue Costs	Merger
Retained earnings (deficit)	$(597)	$(2,260)	$(2,958)	$(9,862)	$(15,677)	$306	$(189)	$(15,560)

Appendix II
(See attached)

Summary Consolidated Financial and Other Data

The following table summarizes selected consolidated financial and other data as of and for the periods indicated. You should read the following information together with the more detailed information contained in “Capitalization,” “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the consolidated financial statements and the related notes included elsewhere in this prospectus.

The consolidated statement of operations data for the years ended December 31, 2007, 2008, and 2009 and the consolidated balance sheet data as of December 31, 2009 are derived from our audited consolidated financial statements included in this prospectus.

(In thousands, except share and per share data)	Years Ended December 31,
	2007	2008	2009

Consolidated Statement of Operations Data
Revenues	$538,007	$537,378	$450,351
Operating income	17,934	7,280	13,202
Net income (loss)	935	(3,834)	167
Net income (loss) available to common stockholders	935	(3,834)	(1,783)

Weighted average common stock outstanding:
Basic	15,113,563	15,112,667	15,109,830
Diluted	15,133,571	15,112,667	15,109,830

Earnings (loss) per share available to common stockholders
Basic	$0.06	$(0.25)	$(0.12)
Diluted	$0.06	$(0.25)	$(0.12)

Pro forma diluted earnings per share(a)			$0.01

Pro forma diluted earnings per share (as adjusted)(b)			$0.26

Other Data
Working capital (end of period)	$15,539	$13,467	$19,453
Capital expenditures	1,867	1,098	2,246
Capital expenditures as a percentage of revenues(c)	0.3%	0.2%	0.5%

	As of December 31, 2009
(In thousands)	Actual		As Adjusted(d)

Consolidated Balance Sheet Data
Cash	$667		$667
Total current assets	63,765		63,765
Property and equipment, net	5,292		5,292
Total assets	290,835		288,575	(e)
Total current liabilities	44,312		36,912
Current maturities of long-term debt	7,400		–
Total debt (including current maturities)	128,060	(f)	17,380
Series A preferred stock subject to mandatory redemption	5,000		5,000
Redeemable common stock	1,740		3,897	(g)
Total stockholder’s investment	117,201		223,464	(h)

(a)	Pro forma diluted earnings per share is computed by dividing net income by the pro forma number of weighted average shares outstanding used in the calculation of diluted earnings per share, but after assuming conversion of our Series B preferred stock (including accrued but unpaid dividends) into shares of our common stock and the exercise of any dilutive stock options and warrants.

(b)	Pro forma diluted earnings per share (as adjusted) is computed by dividing net income, adjusted for the elimination of approximately $10.7 million in interest expense and the related tax benefit of approximately $4.1 million, assuming the retirement of approximately $123.5 million of our outstanding debt (including accrued interest and prepayment penalties), by the pro forma number of weighted average shares outstanding used in the calculation of diluted earnings per share, but after assuming conversion of our Series B preferred stock (including accrued but unpaid dividends) into shares of our common stock, the exercise of any dilutive stock options and warrants, and the issuance of shares in this offering (all of the proceeds of which issuance will be used to retire our outstanding indebtedness).

(c)	Our management uses capital expenditures as a percentage of revenues to evaluate our operating performance and measure the effectiveness of our non-asset based structure. We believe this financial measure is useful in evaluating the efficiency of our operating model compared to other companies in our industry.

(d)	The as adjusted column is unaudited and gives effect to:

■	The conversion of all outstanding shares of our Series B preferred stock (including accrued but unpaid dividends) into shares of our common stock on a 149.314-for-one basis upon the completion of this offering; and

7

Use of Proceeds

Assuming an initial public offering price of $15.00 per share, which is the midpoint of the range indicated on the cover of this prospectus, we estimate that we will receive net proceeds of $123.5 million after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share would increase (decrease) the net proceeds to us from this offering by approximately $8.4 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and estimated offering expenses payable by us.

We intend to use all of the net proceeds of this offering to prepay approximately $49.6 million of the outstanding debt under our credit facility, approximately $42.2 million to retire our senior subordinated notes and accrued interest, and approximately $31.7 million to retire our junior subordinated notes, including prepayment penalties and accrued interest. In addition, we intend to use approximately $33.7 million of borrowings under an anticipated new credit facility, which we anticipate entering into in connection with the consummation of this offering, together with approximately $4.1 million of restricted cash, to retire the approximately $21.4 million remaining balance of existing indebtedness and an aggregate of approximately $11.9 million of outstanding debt under GTS’ credit facility, to pay approximately $1.0 million of refinancing fees, and to pay an aggregate of $3.5 million of transaction fees to terminate management and consulting agreements with certain affiliates concurrent with this offering. See “Certain Relationships and Related Transactions.”

Our current credit facility includes a $50.0 million revolving credit facility, a $40.0 million term note, and a $9.0 million incremental term loan. Our credit facility matures in 2012. Availability under the revolving credit facility is subject to a borrowing base of eligible accounts receivable, as defined in the credit agreement. Interest is payable quarterly at LIBOR plus an applicable margin or, at our option, prime plus an applicable margin. At December 31, 2009, the weighted average interest rate on our credit facility was 5.4%. Principal is payable in quarterly installments ranging from $1.9 million per quarter in 2010 increasing to $2.4 million per quarter through December 31, 2011. A final payment of the outstanding principal balance is due in 2012. The revolving credit facility also provides for the issuance of up to $6.0 million in letters of credit. As of December 31, 2009, we had outstanding letters of credit totaling approximately $4.4 million. As of December 31, 2009, approximately $34.5 million was outstanding under the term loans and $35.7 million was outstanding under the revolving credit facility.

Our senior subordinated notes were issued in an aggregate principal amount at maturity of approximately $36.4 million and will mature on August 31, 2012. Each senior subordinated note includes cash interest of 12% plus a deferred margin, payable quarterly, that is treated as deferred interest and is added to the principal balance of the note each quarter. The deferred interest ranges from 3.5% to 7.5% depending on our total leverage calculation, payable at maturity in 2012. As of December 31, 2009, there was $41.1 million in aggregate principal amount of senior subordinated notes outstanding.

Our junior subordinated notes were issued in an aggregate face amount of $19.5 million and will mature February 28, 2013. Our junior subordinated notes include interest of 20% accrued quarterly that is deferred and is added to the principal balance of the note each quarter and is payable at maturity on February 28, 2013. In addition, the junior subordinated notes agreement requires us to pay a premium upon repayment of the junior subordinated notes. The applicable premium is based on the timing of the repayment and begins at 50% of the aggregate principal amount and decreases to 10% over the life of the note. Assuming an offering date of May 10, 2010, we anticipate the prepayment penalty will be approximately $10.6 million and that accrued and unpaid interest will total approximately $1.6 million. As of December 31, 2009, there was $16.8 million in aggregate principal amount of junior subordinated notes outstanding, net of an unaccreted discount of $3.0 million.

GTS’ credit facility consists of a term loan facility of $10.3 million, of which approximately $9.9 million was outstanding as of December 31, 2009, and a five-year revolving credit facility of up to $4.0 million, of which approximately $1.0 million was outstanding as of December 31, 2009. As of December 31, 2009, the weighted average interest rate on GTS’ credit facility was 4.1%.

We will not receive any of the net proceeds from the sale of shares of common stock by the selling stockholders, which are estimated to be approximately $22.3 million. See “Principal and Selling Stockholders.”

Dividend Policy

Historically, we have not paid dividends on our common stock, and we currently do not intend to pay any dividends on our common stock after the completion of this offering. We currently plan to retain any earnings to finance the growth of our business rather than to pay cash dividends. Payments of any cash dividends in the future will depend on our financial condition, results of operations, and capital requirements as well as other factors deemed relevant by our board of directors. Our current debt agreements prohibit us from paying dividends without the consent of our lenders.

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Capitalization

The following table sets forth our capitalization as of December 31, 2009:

■	on an actual basis, taking into account the 149.314-for-one conversion (in the form of a stock split) of all of our outstanding shares of Class A common stock, Class B common stock, and Series B preferred stock (including accrued but unpaid dividends);

■	as adjusted to reflect the sale of 9,000,000 shares of common stock offered by us at an assumed public offering price of $15.00 per share, which is the midpoint of the range indicated on the cover of this prospectus, the deduction of underwriting discounts and estimated offering expenses, the application of the net proceeds we will receive from the offering in the manner described in “Use of Proceeds;” and the conversion of our Class A common stock, Class B common stock and Series B preferred stock into a single class of newly authorized common stock; and

■	as further adjusted to reflect the GTS merger that will occur simultaneous with the consummation of this offering.

See “Prospectus Summary — The Offering” for information relating to the expected number of shares to be outstanding after this offering, which assumes an offering date of May 10, 2010 and reflects (i) an additional 138,809 shares that are attributable to an acquisition-related increase in outstanding GTS shares subsequent to December 31, 2009, and (ii) an additional 112,541 shares that are attributable to the offering-related conversion of dividends that accrue on our Series B preferred stock subsequent to December 31, 2009.

	As of December 31, 2009
			As Adjusted for
(In thousands, except share data)					Offering and
	Actual		Offering		GTS Merger(a)

Cash and cash equivalents	$667		$667		$2,176	(b)

Restricted cash	$4,066	(c)	$4,066		$–

Debt:
Credit facility	$70,160		$17,380		$–
Senior subordinated notes	41,134		–		–
Junior subordinated notes	16,766	(d)	–		–
New credit facility	–				28,689	(e)

Total debt	128,060		17,380		28,689	(e)

Series A preferred stock subject to mandatory redemption, $.01 par value; 5,000 shares authorized; 5,000 shares issued and outstanding, actual and as adjusted	5,000		5,000		5,000

Redeemable common stock(f):
Class A common stock, $.01 par value; 259,806 shares issued and outstanding, actual; no shares issued and outstanding, as adjusted	1,740		–		–

Newly issued common stock, $.01 par value; no shares issued and outstanding, actual; 259,806 shares issued and outstanding, as adjusted	–		3,897		3,897

Stockholders’ investment(g):
Series B convertible preferred stock, $.01 par value; 1,791,768 shares issued and outstanding, actual; no shares issued and outstanding, as adjusted(h)	13,950		–		–
Class A common stock, $.01 par value; 14,567,521 shares issued and outstanding, actual; no shares issued and outstanding, as adjusted	147		–		–
Class B common stock, $.01 par value; 298,628 shares authorized; 282,502 shares issued and outstanding, actual; no shares issued and outstanding, as adjusted	3		–		–
Newly issued common stock, $.01 par value; 100,000,000 shares authorized; no shares issued and outstanding, actual; 25,932,789 shares issued and outstanding, as adjusted for the offering; 29,024,304 shares issued and outstanding, as adjusted for the offering and GTS merger	–		259		290	(i)
Additional paid-in capital	103,698		238,882	(j)	257,487	(k)
Retained deficit	(597)		(15,677	)(l)	(15,560	)(m)

Total stockholders’ investment	117,201		223,464		242,217

Total capitalization	$252,001		$249,741		$279,803

(a)	The GTS merger is conditioned upon the completion of this offering.

(b)	Reflects the addition of $1.5 million of cash and cash equivalents held by GTS as of December 31, 2009.

(c)	See Note 1 of the notes to our consolidated financial statements included elsewhere in this prospectus. We intend to use this restricted cash, which is reflected in other noncurrent assets in our consolidated balance sheet, together with borrowings under our anticipated new credit facility, to pay $3.5 million of transaction fees, to pay approximately $1.0 million of refinancing fees, and to retire the remaining balance of our outstanding debt and all of GTS’ outstanding debt.

19